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May 2, 2012 VIA EDGAR CORRESPONDENCE Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Amgen Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2011
Form 8-K dated January 26, 2012
Filed January 26, 2012
File No. 000-12477

Dear Mr. Rosenberg:

On behalf of Amgen Inc. (the “Company”), we are responding to your letter dated April 20, 2012 regarding the review of the above-referenced filings. Pursuant to my discussion today with Ibolya Ignat, Staff Accountant, the Company hereby confirms that it intends to provide the Staff of the Division of Corporate Finance with the Company’s response to the Staff’s comments on or before May 18, 2012.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (714) 755-8245.

Very truly yours,

/s/ Charles K. Ruck
Charles K. Ruck of LATHAM & WATKINS LLP

cc:	Daniel Greenspan, the Commission
Scot Foley, the Commission
Ibolya Ignat, the Commission
Jonathan M. Peacock, Amgen Inc.
David J. Scott, Esq., Amgen Inc.
Andrea Robinson, Esq., Amgen Inc.